Item
77D -
DWS
RREEF
Real
Estat
e
Fund
II, Inc.

At a meeting held on February 14, 2007, the Board of Directors of DWS RREEF Real Estate
Fund II, Inc. (the "Fund") elected to
convert the fund from a non-diversified
fund to a diversified
fund.

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